UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549


                           SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                  (Amendment No.____________)*

             Industri-Matematik International Corp.

                        (Name of Issuer)

                           Common Stock

                  (Title of Class of Securities)

                           455792 10 1

                          (CUSIP Number)

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1                    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Martin Leimdorfer


 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b)


 3       SEC USE ONLY


 4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Sweden



 NUMBER OF           5   SOLE VOTING POWER
 SHARES                    3,067,017
 BENEFICIALLY        6   SHARED VOTING POWER
 OWNED BY
 EACH                7   SOLE DISPOSITIVE POWER
 REPORTING                 3,067,017
 PERSON              8   SHARED DISPOSITIVE POWER
 WITH


9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           3,067,017


10  CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             19.7%

12  TYPE OF REPORTING PERSON*

                               IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)  Name of Issuer:  Industri-Matematik International Corp.

(b)  Address of Issuer's Principal Executive Offices:

          Industri-Matematik International Corp.
          Kungsgatan 12-14
          Box 7733
          103 95 Stockholm
          Sweden

Item 2.

(a)  Name of Person Filing: Martin Leimdorfer

(b)  Address of Principle Business Offices, or if none,
Residence: Industri-Matematik AB
           Kungsgatan 12-14
           Box 7733
           103 95 Stockholm, Sweden

(c) Citizenship: Sweden

(d)  Type of Class of Securities: Common Stock

(e)  CUSIP Number: 455792 10 1

Item 3. If this Statement is Filed Pursuant to Rule 13(d)-1(b), or 13d-2(b), check whether the person filing is a:

     Not applicable.

Item 4.   Ownership

(a)  Amount Beneficially Owned: 3,067,017 Shares

(b)  Percent of Class: 19.7%

(c)  Number of Shares as to which such Person has:

     (i)  sole power to vote or to direct the vote:  3,067,017

     (ii) shared power to vote or to direct the vote:   0

     (iii) sole power to dispose or to direct the disposition of:
3,067,017

     (iv) shared power to dispose or to direct the disposition of: 0



Item 5.   Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
Another Person

     Not applicable.

Item 7.   Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company

     Not applicable.

Item 8.   Identification and Classification of Members of the
Group

     Not applicable

Item 9.   Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification

     Not applicable.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 14, 1997
                                             Date


                                        /s/ MARTIN LEIMDORFER
                                             Signature


                                        MARTIN LEIMDORFER
                                             Name/Title